September 24, 2009
Mr. John Reynolds
Assistant Director
Office of Beverages, Apparel and Health Care Services
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Re:	Claire’s Stores, Inc.
Form 10-K for Fiscal Year Ended January 31, 2009
Filed April 28, 2009
Form 10-K/A for Fiscal Year Ended January 31, 2009
Filed May 27, 2009
Response Letter dated August 3, 2009
File No.: 333-148108
Dear Mr. Reynolds:
We are responding to your follow-up comment letter, dated September 10, 2009, from the Staff (“Staff”) of the Securities and Exchange Commission (“SEC”) regarding the annual report on Form 10-K for the year ended January 31, 2009 filed April 28, 2009 (the “Form 10-K”), and Form 10-K/A for the year ended January 31, 2009 filed May 27, 2009 (“Form 10-K/A”), filed by Claire’s Stores, Inc. (“Claire’s”, the “Company” or the “Registrant”). For convenience, we have set out the Staff’s comment in italics before our response:
Form 10-K for Fiscal Year Ended January 31, 2009 filed April 28, 2009
Form 10-K/A filed May 27, 2009
Item 11. Executive Compensation, page 4
Compensation Discussion and Analysis, page 4
1.	We note from your response to comment four from our letter dated August 11, 2009 that “providing projected sales information could adversely affect [your] negotiations with landlords for new leases and lease renewals,” and from your draft disclosure that in addition to sales, your bonuses are based on EBITDA and cash targets. However, please note that our comment relates to disclosing targets after the fiscal year has ended, and at which time actual sales information is publicly available in your Form 10-K. It is unclear how competitive harm would result from the projected information when actual results for that time period are

Mr. John Reynolds
Assistant Director
Office of Beverages, Apparel and Health Care Services
Division of Corporation Finance
Securities and Exchange Commission
September 24, 2009

known. Please provide us with draft disclosure to be included in future filings disclosing your specific performance targets, omitting the numeric targets themselves, or provide a more detailed analysis as to why you believe disclosure of these targets would cause competitive harm.
Response:
In response to the Staff’s comment, the numeric performance targets for the fiscal year covered by our Form 10-K will be included in future filings in our Compensation Discussion and Analysis. For example, in our Form 10-K for the period ending January 30, 2010 (“Fiscal 2009”), we propose disclosure substantially as set forth below.
Proposed Disclosure in FY 2009 Form 10-K and Future Filings:
Bonus. Our current named executive officers are eligible to receive annual cash performance bonuses in addition to their base salary. These bonuses are intended to motivate and reward achievement of annual financial objectives and to provide a competitive total compensation package to our executives.
Our Compensation Committee sets threshold, target and maximum numeric performance goals for each performance metric at or near the beginning of each annual performance period, with input from senior management. These performance goals are based on projected internal plan targets available to the Compensation Committee at that time. Performance metrics are further weighted based on the executive’s responsibility from a global, North American and European perspective. The Compensation Committee believed that such goals would be difficult to achieve, but could be achieved with significant effort on the part of its executives.
In Fiscal 2009, cash bonuses for [list named executive officers] were based on the following performance metrics: same store sales (          %), new store sales (          %), earnings before interest, taxes, depreciation and amortization (EBITDA) (          %), expense control (          %) and cash flow (          %). The percentage shown after each performance metric reflects the percentage attributed to the metric by the Compensation Committee for Fiscal 2009.

Mr. John Reynolds
Assistant Director
Office of Beverages, Apparel and Health Care Services
Division of Corporation Finance
Securities and Exchange Commission
September 24, 2009

The following table indicates the threshold (minimum), target and maximum annual potential bonuses that our named executive officers were eligible to receive for Fiscal 2009, expressed as a dollar amount and as a percentage of the named executive officer’s Fiscal 2009 annual base salary, assuming that the numeric performance goals established by our Compensation Committee for each of the performance metrics applicable to the named executive officer at the threshold, target or maximum levels were achieved. The last column of the table reflects the actual performance bonus earned by the named executive officer for Fiscal 2009.
Fiscal 2009 Bonus Table

	Potential		Potential		Potential
Name	Threshold		Target		Maximum		Actual
	$(	%)	$(	%)	$(	%)	$

The performance bonuses earned for Fiscal 2009 were based on the named executive officer meeting or exceeding the following numeric performance goals established by our Compensation Committee at or near the beginning of our fiscal year.
Fiscal 2009 Performance Goals

	Same Stores	New Stores		Expense
Bonus Level	Sales	Sales	EBITDA	Control	Cash Flow
Threshold
Target
Maximum

Summary
In connection with our responses to the Staff’s follow-up comment letter, the Company acknowledges that:
•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings referred to herein;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States

Mr. John Reynolds
Assistant Director
Office of Beverages, Apparel and Health Care Services
Division of Corporation Finance
Securities and Exchange Commission
September 24, 2009

The Company further understands that the Division of Enforcement has access to all information provided to the staff of the Division of Corporation Finance in the Staff’s review of the Company’s filing or in response to the Staff’s comments on the Company’s filings.
Thank you for your consideration. We are available to discuss this matter further with you at your convenience.

Very truly yours,
/s/ Rebecca R. Orand
Rebecca R. Orand
Senior Vice President and General Counsel

cc:	John Archfield, Staff Accountant Nasreen Mohammed, Assistant Chief Accountant Louis Rambo, Staff Attorney Pamela Howell, Special Counsel J. Per Brodin (Claire’s Stores, Inc.)